Exhibit 99.2

AETHER GLOBAL INNOVATIONS CORP.

Suite 700-1199 West Hastings Street

Vancouver, BC V6E 3T5

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

(the “Notice”)

To:	Reliant, CPA PC
And To:	Clearhouse LLP, CPA

1.	The directors of the Company do not propose to re-appoint Reliant, CPA PC, as auditors for the Company; and

2.	The directors of the Company propose to appoint Clearhouse LLP, CPA, as auditors of the Company, effective June 12, 2025, to hold office until the next annual meeting of the Company.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

1.	Reliant, CPA PC, has not been proposed for reappointment as auditor of the Company, effective June 12, 2025, to facilitate the appointment of Clearhouse LLP, CPA at Suite 527 – 2560 Matheson, Blvd E, Mississauga, ON L4W 4L9.

2.	Reliant, CPA PC, has not expressed any reservation or modified opinion in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Reliant, CPA PC, issued an audit report in respect of the Company and the date of this Notice.

3.	In the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company nor any period from the most recently completed for which Reliant, CPA PC issued an audit report in respect of the Company and the date of this Notice; and

4.	This Notice of Change of Auditor has been reviewed by the Audit Committee and the Board of Directors.

Please review this Notice and prepare a letter identifying whether you agree, disagree and the reasons why, or have no basis to agree or disagree with each statement contained in this Notice, addressing your response to the relevant securities regulatory authorities (list of addresses attached hereto). Please deliver the response to the Company within seven (7) days from the date of this Notice.

2

This Notice and your reply will be part of the reporting package that will be filed with the applicable regulator or relevant securities administrators.

Dated as of the 12th of June, 2025.

AETHER GLOBAL INNOVATIONS CORP.

/s/ Philip Lancaster

Philip Lancaster,
President and Director

List of Addresses

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

British Columbia Securities Commission

P.O. Bost 10142, Pacific Centre

701 West Georgia Street,

Vancouver, British Columbia V7Y 1L2

Ontario Securities Commission

20 Queen St. W., 20th Fl.

Toronto, Ontario M5H 3S8